June 30, 2020 VIA EDGAR AND OVERNIGHT DELIVERY

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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Sickel, Susan Block, Mark Brunhofer, Bonnie Baynes

Re:	Lemonade, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 25, 2020 CIK No. 0001691421

Dear Messrs. Sickel, Block, Brunhofer and Baynes:

On behalf of our client, Lemonade, Inc., a Delaware public benefit corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned amended draft registration statement on Form S-1, which was filed with the Commission on June 25, 2020 (“Amendment No. 3”).

Amendment No. 4 reflects certain revisions to Amendment No. 3 in response to the comment letter from the staff of the Commission (the “Staff”) to Daniel Schreiber, the Company’s Chief Executive Officer, dated June 29, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of Amendment No. 4, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

June 30, 2020

Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum, page 68

1.	We note your disclosure here that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. We further note your amended certificate of incorporation indicates that the exclusive forum provision will not apply to suits brought to enforce any liability under the Exchange Act and appears to indicate that the U.S. federal district courts shall be the exclusive forum for certain actions arising under the Securities Act. Please revise for consistency or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 69 and 184 to align the description of the Company's exclusive forum provision with its amended certificate of incorporation.

Exhibits

2.	We note that the newly included exhibits 10.1 and 10.14 through 10.18 relating to the reinsurance agreements each appear to omit an attachment. Each agreement indicates that the reinsurer(s) are identified in the Interest and Liabilities Agreement(s) attached to and forming part of the contract. Please file the missing agreements or advise.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it has re-filed exhibits 10.1 and 10.14 through 10.18 with Amendment No. 4 to include all of the Interest and Liabilities Agreements as appendices to each of the corresponding reinsurance agreements.

Item 15. Recent Sales of Unregistered Securities

Options Issuances, page II-3

3.	Please revise your disclosure of the upper end of the exercise price range for options granted in the three years preceding this filing to include the $28.53 exercise price for options granted in September and November of 2019 consistent with the listing on page 4 of your June 16, 2020 letter. Otherwise, tell us why the $24.47 exercise price per share as disclosed is appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page II-3 to include the $28.53 exercise price and to provide additional information regarding the repricing of options granted with such exercise price in September and November of 2019.

June 30, 2020

Additionally, the Company respectfully advises the Staff that it did not include disclosure regarding the option repricing in its unaudited financial statements for the three months ended March 31, 2020 because it determined that the repricing of such options was quantitatively and qualitatively immaterial. However, in light of the Staff’s comment, the Company has opted to revise its disclosure on page F-65 to provide additional information regarding the repricing of the options.

*         *         *         *         *

June 30, 2020

Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Daniel Schreiber, Chief Executive Officer, Lemonade, Inc.
Tim Bixby, Chief Financial Officer, Lemonade, Inc.
Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.
Rachel W. Sheridan, Esq., Latham & Watkins LLP
Colin Diamond, Esq., White & Case LLP
Era Anagnosti, Esq., White & Case LLP

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